UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               AMENDMENT NO. 2 TO
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                           GENERAL CREDIT CORPORATION
                           --------------------------
                                (Name of Issuer)

                         Common Stock ($.001 par value)
                         ------------------------------
                         (Title of Class of Securities)

                                    369451109
                                    ---------
                                 (CUSIP Number)

                             Roxanne K. Beilly, Esq.
                     Atlas, Pearlman, Trop & Borkson, P.A.,
                       350 East Las Olas Blvd., Suite 1700
                            Fort Lauderdale, FL 33301
                            -------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                December 29, 1999
                                -----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                                                            SCHEDULE 13D

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CUSIP No. 369451109                                                                               Page 2 of 4 Pages
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
1              NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               GERALD SCHULTZ
               SSN 079 28 3879
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2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                              (a)|_|
                                                                                                                              (b)|_|
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3              SEC USE ONLY
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4              SOURCE OF FUNDS*
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5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                           |_|
------------------------------------------------------------------------------------------------------------------------------------
6              CITIZENSHIP OR PLACE OF ORGANIZATION

               United States of America
------------------------------------------------------------------------------------------------------------------------------------

          Number of             7          SOLE VOTING POWER
           Shares                          0
        Beneficially            8          SHARED VOTING POWER
          Owned by                         0
            Each                9          SOLE DISPOSITIVE POWER
          Reporting                        0
           Person              10          SHARED DISPOSITIVE POWER
            With                           0
------------------------------------------------------------------------------------------------------------------------------------
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               0
------------------------------------------------------------------------------------------------------------------------------------
12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                            |_|
------------------------------------------------------------------------------------------------------------------------------------
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               0%  of common stock outstanding as of December 29, 1999
------------------------------------------------------------------------------------------------------------------------------------
14             TYPE OF REPORTING PERSON*

               Individual
------------------------------------------------------------------------------------------------------------------------------------

CUSIP No. 369451109                                            Page 3 of 4 Pages


                                   ATTACHMENT
                                   ----------

Item 1.           Security and Issuer

         This report relates to the Common Stock (par value $.001 per share) of General Credit Corporation (the "Company"), whose principal office is located at 370 Lexington Avenue, Suite 2000, New York, NY 10017.

Item 2.           Identity and Background

         (a)      Name:  GERALD SCHULTZ

         (b)      Business Address:       1 Links Court, Huntington, NY  11743.

         (c)      Present Principal Occupation:               Retired

         (d)      Convictions:  None.

         (e)      Suits and Proceedings:  None.

         (f)      Citizenship:  USA

Item 3.           Source and Amount of Funds or Other Consideration

         As of December 29, 1999 Mr. Schultz's entire interest of 471,000 shares was sold and he no longer owns any shares. The original acquisition of the shares of Common Stock by Mr. Schultz was derived pursuant to a purchase in the open market with personal funds of 25,000 shares on November 6, 1998, 25,000 shares on November 23, 1998, 311,000 shares on January 6, 1999, 10,000 shares on January 7, 1999 and 100,000 shares on April 23, 1999 heretofore owning 471,000 share.

Item 4.           Purpose of the Transaction

         The aforementioned securities were initially acquired for investment purposes. Mr. Schultz no longer owns any shares in the Company.

Item 5.           Interest in Securities of the Issuer

         Mr. Schultz no longer owns any shares of Common Stock of the Company.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         None

Item 7.           Material to be Filed as Exhibits

         None

CUSIP No. 369451109                                            Page 4 of 4 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Date: January 12, 2000                                /s/ Gerald Schultz
                                                      --------------------------
                                                      Name:  GERALD SCHULTZ